Exhibit 99.1

Concord Medical Reports Second Quarter 2012 Financial Results and Updates Guidance for Full Year 2012 Revenues

BEIJING, Aug. 20, 2012 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today reported its unaudited consolidated financial results for the second quarter ended June 30, 2012[1].

Second Quarter 2012 Highlights

•

Total net revenues in the second quarter of 2012 were RMB136.5 million ($21.5 million), a 10.2% increase from the second quarter of 2011. “Lease and management services” revenues in the second quarter of 2012 were RMB119.5 million ($18.8 million), a 15.3% increase from the second quarter of 2011.

•	Gross profit in the second quarter of 2012 was RMB93.9 million ($14.8 million), a 12.1% increase from the second quarter of 2011.

•	Gross profit margin in the second quarter was 68.7%, compared to 58.4% in the first quarter of 2012 and 67.6% in the second quarter of 2011.

•

Net income in the second quarter of 2012 was RMB38.3 million ($6.0 million), a 2.3% increase from the second quarter of 2011. Both basic and diluted earnings per American depositary share (“ADS”)[2] for the second quarter of 2012 were RMB0.80 ($0.13).

•

Non-GAAP net income[3] in the second quarter of 2012 was RMB40.6 million ($6.4 million), a 2.4% increase from the second quarter of 2011. Both non-GAAP basic and diluted earnings per ADS for the second quarter of 2012 were RMB0.85 ($0.13).

•

Adjusted EBITDA[4](non-GAAP) in the second quarter of 2012 was RMB93.7 million ($14.7 million), a 10.0% increase from the second quarter of 2011, representing an EBITDA margin of 68.6% in the second quarter of 2012 compared to 68.8% in the second quarter of 2011.

•

Five new centers were established and two centers were closed in the second quarter of 2012, bringing the total number of centers in operation to 133 in 52 cities across 24 provinces in China as of June 30, 2012. The Company had outstanding agreements to establish 36 new centers, as of June 30, 2012.

•	The numbers of treatment and diagnostic patient cases in the second quarter of 2012 were 8,820 and 52,833, respectively, representing a 2.5% and 25.7% increase from the second quarter of 2011.

“In the second quarter of 2012, we delivered healthy growth and increased net revenues compared with the second quarter of 2011,” said Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, “Our core lease and management services business experienced strong growth momentum, benefiting from the expanding social insurance program in China. We are confident in our expansion strategy and growth prospects. We are pushing forward on all fronts to establish standalone hospitals, open new centers with hospital partners, pursue acquisition targets, and increase the utilization rate and operational efficiency at our existing facilities.”

Recent Developments

Update on Chang’an Hospital Acquisition – On June 18, Concord Medical announced the successful closing of its acquisition of 52% equity interests in Chang’an Hospital, a leading non-public general hospital located in Xi’an, Shaanxi Province. Previously, the company announced the signing of a definite agreement in connection with the acquisition on March 22, 2012. Since then, the Company has received all necessary government approvals including a New Business License for Chang’an Hospital, and it has completed all registration procedures, including Capital Verification Report, Share Ownership Report, and Business Registration Change Report. During the first half of 2012, Chang’an Hospital generated revenues (unaudited) of RMB185.5 million, a 57.8% increase over the first half of 2011. The financial results of Chang’an Hospital will be reflected in the consolidated financial statements of the Company in the third quarter.

Update on the Guangzhou Joint Venture Project with Sun Yat-Sen University Cancer Center — The Company has obtained the approval from the Ministry of Health of Guangdong Province to build a 400-bed specialty cancer hospital. The Company expects to break ground on this project in early 2013.

Share repurchase program — During the second quarter of 2012, the Company repurchased 394,169 ADSs, representing 1,182,507 ordinary shares, for an aggregate consideration of $1.4 million (including commissions), under the share repurchase program approved by the board of directors of the Company on September 30, 2011. Since the inception of the program, the Company has repurchased 1,283,847 ADSs, representing 3,851,541 ordinary shares, for an aggregate consideration of $4.6 million (including commissions).

Second quarter 2012 Results

Total net revenues were RMB136.5 million ($21.5 million) in the second quarter of 2012, a 10.2% increase from the second quarter of 2011, primarily due to the increases in the number of patient cases and centers in operation compared with the second quarter of 2011.

Cost of revenues in the second quarter of 2012 was RMB42.7 million ($6.7 million), a 6.4% increase from the second quarter of 2011, primarily due to an increase in depreciation costs related to new equipment, partially offset by lower consumable and other center-related expenses as a result of our cost-control measures.

Gross profit margin in the second quarter of 2012 was 68.7%, as compared to 67.6% in the second quarter of 2011. The higher gross profit margin is a result of cost-control measures taking effect as well as revenue contribution from recently-opened centers which have passed their ramp-up phases.

Operating expenses, consisting of selling, general and administrative expenses, were RMB37.0 million ($5.8 million) in the second quarter of 2012 as compared to RMB28.6 million in the second quarter of 2011. Selling expenses were RMB10.4 million ($1.6 million) in the second quarter of 2012, representing 7.6% of the total net revenues as compared to 9.0% in the second quarter of 2011. The decrease as a percentage of net revenues was mainly due to the cost control measures implemented since the beginning of 2012. General and administrative expenses were RMB26.6 million ($4.2 million) in the second quarter of 2012, representing 19.5% of the total net revenues as compared to 14.1% in the second quarter of 2011. The increase as a percentage of net revenues was mainly due to an increase in rental expenses as well as other headquarter-related expenses.

Operating income was RMB56.8 million ($8.9 million) in the second quarter of 2012, a 3.1% increase from the second quarter of 2011. Operating income excluding share-based compensation expenses (non-GAAP) was RMB59.1 million ($9.3 million), a 3.1% increase from the second quarter of 2011.

Income tax expenses in the second quarter of 2012 were RMB16.9 million ($2.7 million), compared to an income tax expense of RMB14.0 million in the second quarter of 2011. The effective tax rate for the second quarter of 2012 was 30.7% as compared to 27.2% in the second quarter of 2011.

Net income in the second quarter of 2012 was RMB38.3 million ($6.0 million), a 2.3% increase from the second quarter of 2011. Both basic and diluted earnings per ADS for the second quarter of 2012 were RMB0.80 ($0.13), as compared to RMB0.79 in the second quarter of 2011.

Non-GAAP net income in the second quarter of 2012 was RMB40.6 million ($6.4 million), a 2.4% increase from the second quarter of 2011. Both non-GAAP basic and diluted earnings per ADS in the second quarter of 2012 were RMB0.85 ($0.13) compared to RMB0.84 in the second quarter of 2011.

Adjusted EBITDA (non-GAAP) was RMB93.7 million ($14.7 million) for the second quarter of 2012, representing a 10.0% increase from the second quarter of 2011, primarily due to increase in operating income and depreciation expenses during the period.

Capital expenditure in the second quarter of 2012 was RMB51.6 million ($8.1 million), primarily on purchasing new equipment for new centers.

As of June 30, 2012, the Company had total fixed assets of RMB1, 087.4 million ($171.2 million), cash of RMB130.7 million ($20.6 million), and restricted cash of RMB69.9 million ($11.0 million).

As of June 30, 2012, the Company had bank credit lines of RMB765.0 million ($120.4 million), of which RMB274.9 million ($43.3 million) were drawn down.

Accounts receivable was RMB250.4 million ($39.4 million) as of June 30, 2012, as compared to RMB244.2 million as of December 31, 2011.

Days sales outstanding was approximately 159 days in the second quarter of 2012, substantially less than 201 days in the first quarter of 2012, as a result of strengthened collection measures since the beginning of the year.

2012 Outlook

The Company intends to provide consolidated financial results that include the results of Chang’an Hospital beginning with the third quarter of 2012. The Company also updated its guidance for the second half of 2012 fiscal year as follows:

•	Net revenues from the current network business of RMB220 million to RMB240 million ; and

•	Revenues from Chang’an Hospital of RMB190 million to RMB210 million, reflecting six months of financial results; and

•	Network capital expenditures of RMB80 million to RMB120 million, primarily on purchasing new equipment for new centers.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. EDT on August 21, 2012 (8:00 p.m. Beijing/Hong Kong time on August 21, 2012).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: 1-866-519-4004

International: 1-718-354-1231

U.K. Toll Free: 8082346646

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following number until August 28, 2012:

U.S. Toll Free: 1-866-214-5335

International: 1-718-354-1232

Passcode: 18045582

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of June 30, 2012, the Company operated a network of 133 centers with 75 hospital partners that spanned 52 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses and other income, and loss from disposal of property, plant and equipment. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian

tony.tian@concordmedical.com

(+86) 10 5957-5287

Solebury Communications

In China:

Ms. Ran Zhang

CCM@soleburyir.com

(+86) 10 6563-0288

In the United States:

Mr. Richard

Zubek rzubek@soleburyir.com

(+1) 203-428-3230

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.353 to US$1.00, the effective noon buying rate as of June 29, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Non-GAAP net income is defined in this announcement as net income excluding share-based compensation. Share-based compensation was RMB2.2 million and RMB 2.3 million ($0.4 million) in the second quarter 2011 and 2012, respectively.
[4]	Adjusted EBITDA is defined in this announcement as net income plus interest expense, income tax expenses, depreciation and amortization, share-based compensation expenses, and other adjustments, including foreign exchange gains or losses, other income, and gain from disposal of property, plant and equipment.

Concord Medical Services Holdings Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2011 (*)	June 30, 2012
	RMB	RMB	US$
ASSETS
Current assets
Cash	219,078	130,729	20,578
Restricted cash, current portion	2,512	39,312	6,188
Held-to-maturity securities	100,466	—	—
Time deposit with original maturities exceeding three months	50,372	—	—
Accounts receivable	244,189	250,383	39,412
Prepayments and other current assets	61,630	72,133	11,354
Net investments in direct financing leases, current portion	49,821	74,305	11,696
Deferred tax assets, current portion	5,589	5,064	797

Total current assets	733,657	571,926	90,025

Non-current assets
Property, plant and equipment, net	1,068,703	1,087,444	171,170
Acquired intangible assets, net	129,018	117,254	18,456
Deposits for non-current assets	207,287	185,910	29,263
Prepayment for acquisition of Chang’an	—	248,909	39,180
Net investments in direct financing leases, non-current portion	97,262	138,834	21,853
Deferred tax assets, non-current portion	20,866	18,956	2,984
Equity method investments	540	540	85
Other non-current assets	86,731	84,392	13,284
Restricted cash, non-current portion	22,012	30,601	4,817
Prepaid land lease payments	27,370	26,998	4,250

Total non-current assets	1,659,789	1,939,838	305,342

Total assets	2,393,446	2,511,764	395,367

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	15,000	15,000	2,361
Long-term bank borrowings, current portion	77,479	92,156	14,505
Accounts payable	2,170	452	71
Accrual for purchase of property, plant and equipment	13,294	11,229	1,768
Obligations under capital leases, current portion	3,582	3,582	564
Accrued expenses and other liabilities	59,097	59,241	9,325
Income tax payable	20,936	23,265	3,662
Deferred revenue, current portion	13,115	12,955	2,039
Contingent business acquisition consideration	11,999	11,999	1,889
Total current liabilities	216,672	229,879	36,184

Non-current liabilities
Long-term bank borrowings, non-current portion	108,700	172,760	27,193
Deferred revenue, non-current portion	6,839	4,197	661
Obligations under capitalized leases, non-current portion	2,289	653	103
Lease deposits	2,000	2,000	315
Deferred tax liabilities, non-current portion	18,850	18,284	2,878

Total non-current liabilities	138,678	197,894	31,150

Total liabilities	355,350	427,773	67,334

Commitments and contingencies

EQUITY
Ordinary shares	105	105	17
Treasury stock	(1)	(3)	—
Additional paid-in capital	2,551,877	2,534,273	398,909
Accumulated other comprehensive loss	(17,595)	(17,383)	(2,736)
Accumulated deficit	(599,886)	(538,493)	(84,762)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,934,500	1,978,499	311,428
Non-controlling interests	103,596	105,492	16,605

Total equity	2,038,096	2,083,991	328,033

Total liabilities and equity	2,393,446	2,511,764	395,367

(*)	Amounts for the year ended December 31, 2011 were derived from the December 31, 2011 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Unaudited Condensed Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	June 30, 2011 (*)	June 30, 2012
	RMB	RMB	US$
Revenue, net of business tax, value-added tax and related surcharges
Lease and management services	103,650	119,542	18,817
Management services	11,784	4,071	641
Other, net	8,413	12,917	2,033

Total net revenues	123,847	136,530	21,491

Cost of revenues
Depreciation	(20,657)	(27,319)	(4,300)
Amortisation of acquired intangibles	(6,463)	(6,303)	(992)
Others	(12,998)	(9,053)	(1,425)

Total cost of revenues	(40,118)	(42,675)	(6,717)

Gross profit	83,729	93,855	14,774

Operating expenses

Selling expenses	(11,144)	(10,426)	(1,641)
General and administrative expenses	(17,424)	(26,580)	(4,184)

Operating income	55,161	56,849	8,949
Interest expenses	(1,661)	(3,504)	(552)
Foreign exchange (loss) gain	(3,108)	399	63
Gain from disposal of property, plant and equipment	—	92	14
Interest income	1,052	1,367	215
Other income	—	33	5

Income before income taxes	51,444	55,236	8,694
Income tax expenses	(14,015)	(16,933)	(2,665)
Net income	37,429	38,303	6,029

Net income attributable to noncontrolling interests	1,495	1,087	171
Net income attributable to ordinary shareholders	35,934	37,216	5,858

Earnings per ADS
Basic /Diluted	0.79	0.80	0.13

Weighted average number of ADS outstanding:
Basic /Diluted	47,451,177	46,359,145	46,359,145

Other comprehensive (loss) income, net of tax
Foreign currency translation	(1,206)	184	29
Total other comprehensive (loss) income, net of tax	(1,206)	184	29

Comprehensive income	36,223	38,487	6,058

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended June 30, 2011			For the three months ended June 30, 2012
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Operating income	55,161	2,200	57,361	56,849	2,282	59,131
Net income	37,429	2,200	39,629	38,303	2,282	40,585
Basic earnings per ADS	0.79	0.05	0.84	0.80	0.05	0.85
Diluted earnings per ADS	0.79	0.05	0.84	0.80	0.05	0.85

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	June 30, 2011	June 30, 2012
Net income	37,429	38,303
Interest expenses (income), net	609	2,137
Income tax expenses	14,015	16,933
Depreciation and amortization	27,858	34,568
Share-based compensation	2,200	2,282
Other adjustments	3,108	(524)

Adjusted EBITDA	85,219	93,699

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses, gain from disposal of property, plant and equipment and other income.